Schedule 13D/A

CUSIP No. 147154108	Page 1 of 15 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Cascade Bancorp

(Name of Issuer)

Common Stock, no par value

(Title and Class of Securities)

147154108

(CUSIP Number)

Jennifer Bellah Maguire

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2016

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 147154108	Page 2 of 15 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 11,473,443 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 11,473,443 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,473,443 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.04% beneficial ownership of the voting stock based on 76,262,497 shares of Common Stock outstanding as of November 2, 2016
(14)	Type of Reporting Person (See Instructions): PN

Schedule 13D/A

CUSIP No. 147154108	Page 3 of 15 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors Side V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 11,473,443 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 11,473,443 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,473,443 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.04% beneficial ownership of the voting stock based on 76,262,497 shares of Common Stock outstanding as of November 2, 2016
(14)	Type of Reporting Person (See Instructions): PN

Schedule 13D/A

CUSIP No. 147154108	Page 4 of 15 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): GEI Capital V, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 11,473,443 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 11,473,443 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,473,443 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.04% beneficial ownership of the voting stock based on 76,262,497 shares of Common Stock outstanding as of November 2, 2016
(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

Schedule 13D/A

CUSIP No. 147154108	Page 5 of 15 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green V Holdings, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 11,473,443 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 11,473,443 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,473,443 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.04% beneficial ownership of the voting stock based on 76,262,497 shares of Common Stock outstanding as of November 2, 2016
(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

Schedule 13D/A

CUSIP No. 147154108	Page 6 of 15 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Leonard Green & Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 11,473,443 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 11,473,443 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,473,443 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.04% beneficial ownership of the voting stock based on 76,262,497 shares of Common Stock outstanding as of November 2, 2016
(14)	Type of Reporting Person (See Instructions): PN

Schedule 13D/A

CUSIP No. 147154108	Page 7 of 15 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 11,473,443 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 11,473,443 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,473,443 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.04% beneficial ownership of the voting stock based on 76,262,497 shares of Common Stock outstanding as of November 2, 2016
(14)	Type of Reporting Person (See Instructions): CO

Schedule 13D/A

CUSIP No. 147154108	Page 8 of 15 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to shares (the “Shares”) of Common Stock, no par value per share (the “Common Stock”), of Cascade Bancorp, an Oregon corporation (the “Issuer”).

The address of the Issuer’s principal executive offices is 1100 N.W. Wall Street, Bend, Oregon 97701.

ITEM 2.	IDENTITY AND BACKGROUND

The disclosure provided in Item 2 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

(a)	As of the date of this Amendment, (i) GEI V is the record owner of 8,826,972 shares of Common Stock, and (ii) GEI Side V is the record owner of 2,646,471 shares of Common Stock.

The names of the directors and executive officers of LGPM are set forth on Schedule 1, which is incorporated herein by reference.

(f)	Each of the Reporting Persons is organized under the laws of Delaware. Each of the directors and executive officers of LGPM is a United States citizen.

ITEM 4.	PURPOSE OF TRANSACTION

The disclosure provided in Item 4 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

On November 17, 2016, the Investors entered into a voting agreement (the “Voting Agreement”), pursuant to which the Investors agreed, solely in their capacity as stockholders of the Issuer and not in any other capacity, (i) to vote their shares of Common Stock in favor of the approval of that certain Agreement and Plan of Merger, dated as of November 17, 2016, by and between First Interstate BancSystem, Inc. (“FIBK”) and the Issuer (as amended, supplemented or modified, the “Merger Agreement”), pursuant to which the Issuer will be merged with and into FIBK, with FIBK as the surviving corporation (the “Merger”) and (ii) without the prior written consent of FIBK, not to transfer any of their shares of Common Stock prior to the Merger except for certain limited purposes described in the Voting Agreement. The Voting Agreement is filed as Exhibit 7.9.

Except as disclosed in this Item 4, neither GEI V nor GEI Side V, nor any of the other Reporting Persons, has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons, however, will take such actions with respect to the Investors’ investments in the Issuer as deemed appropriate in light of existing circumstances from time to time and reserve the right to dispose of securities of the Issuer, to enter into hedging relationships with respect to such securities, or to formulate other purposes, plans or proposals in the future depending on

Schedule 13D/A

CUSIP No. 147154108	Page 9 of 15 Pages

market conditions and/or other factors, subject to the passivity commitments described in Item 6 below and applicable regulations governing non-control investments in banks and bank holding companies.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned

GEI V	0	11,473,443	11,473,443	15.04%

GEI Side V	0	11,473,443	11,473,443	15.04%

Other Reporting Persons	0	11,473,443	11,473,443	15.04%

(c)	Other than the shares reported herein, none of the Reporting Persons has effected any transactions involving the Common Stock in the 60 days prior to filing this Amendment.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The disclosure provided in Item 6 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

Pursuant to the Voting Agreement, the Investors agreed, solely in their capacity as stockholders of the Issuer and not in any other capacity, (i) to vote their shares of Common Stock in favor of the approval of the Merger Agreement and (ii) without the prior written consent of FIBK, not to transfer any of their shares of Common Stock prior to the Merger except for certain limited purposes described in the Voting Agreement. In addition, the Investors agreed, pursuant to the Voting Agreement, not to enter into any agreement or commitment with any person the effect of which would be inconsistent with or otherwise violate the provisions and agreements set forth in the Voting Agreement. The Voting Agreement will terminate automatically in the event that (a) the Merger Agreement is terminated for any reason in accordance with its terms, or (b) the Issuer Board withdraws, modifies or qualifies or fails to make the Issuer Board recommendation and the requisite Issuer vote, as specified in the Merger Agreement, does not become the affirmative vote of the holders of at least seventy-five percent (75%) of the Issuer Common Stock for any reason, in each case in accordance with the Merger Agreement.

Schedule 13D/A

CUSIP No. 147154108	Page 10 of 15 Pages

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement filed herewith as Exhibit 7.9 and incorporated herein by reference.

By virtue of the various agreements and arrangements among the Reporting Persons described in this Schedule 13D and the other members of the Voting Group (as defined below) (the members of the Voting Group other than the Investors, the “Non-LGP Voting Members”), the Non-LGP Voting Members may be deemed to be members of a “group” with the Reporting Persons. Notwithstanding the foregoing, the Reporting Persons expressly disclaim, to the extent permitted by applicable law, the existence of a “group” between and among the Reporting Persons on the one hand, and each of the Non-LGP Voting Members, on the other hand. None of the Non-LGP Voting Members is a Reporting Person on this Schedule 13D, and any obligations any of them may have under Section 13(d) of the Act must be satisfied on one or more separate filings. To the extent that any Non-LGP Voting Member beneficially owns Common Stock, the Reporting Persons may be deemed to beneficially own any such Common Stock, but expressly disclaim, to the extent permitted by applicable law, beneficial ownership thereof. “Voting Group” for purposes of this Schedule 13D means the Investors and the other parties to the Voting Agreement.

Other than the matters disclosed above in response to Items 4 and 5 and this Item 6, none of the Reporting Persons is party to any other contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

7.1	Joint Filing Agreement, dated February 7, 2011 (incorporated by reference to Exhibit 7.1 to Green Equity Investors V, L.P.’s Schedule 13D, filed with the Securities and Exchange Commission on February 7, 2011).

7.2	Securities Purchase Agreement, dated as of November 16, 2010 (incorporated by reference to Exhibit 10.3 to Cascade Bancorp’s Form 8-K, filed with the Securities and Exchange Commission on November 19, 2010).

7.3	Amendment No. 1 to the Securities Purchase Agreement, dated as of January 27, 2011, between the Issuer and LG C-Co (incorporated by reference to Exhibit 7.3 to Green Equity Investors V, L.P.’s Schedule 13D, filed with the Securities and Exchange Commission on February 7, 2011).

7.4	Assignment and Assumption Agreement, dated as of January 28, 2011, between LG C-Co, GEI V, and GEI Side V (incorporated by reference to Exhibit 7.4 to Green Equity Investors V, L.P.’s Schedule 13D, filed with the Securities and Exchange Commission on February 7, 2011).

7.5	Registration Rights Agreement, dated as of January 28, 2011, between the Issuer, the Investors, and the other parties thereto (incorporated by reference to Exhibit 10.3 to Cascade Bancorp’s Form 8-K, filed with the Securities and Exchange Commission on January 31, 2011).

Schedule 13D/A

CUSIP No. 147154108	Page 11 of 15 Pages

7.6	Form of Indemnification Agreement between the Issuer and certain of its directors (incorporated by reference to Exhibit 10.1 to Cascade Bancorp’s Form 8-K, filed with the Securities and Exchange Commission on January 31, 2011).

7.7	Form of Indemnification Agreement between the Bank and certain of its directors (incorporated by reference to Exhibit 10.2 to Cascade Bancorp’s Form 8-K, filed with the Securities and Exchange Commission on January 31, 2011).

7.8	Power of Attorney, dated February 7, 2011 (incorporated by reference to Exhibit 7.8 to Green Equity Investors V, L.P.’s Schedule 13D, filed with the Securities and Exchange Commission on February 7, 2011).

7.9	Form of Company Voting Agreement, dated as of November 17, 2016 (incorporated by reference to Exhibit 10.1 to Cascade Bancorp’s Form 8-K, filed with the Securities and Exchange Commission on November 17, 2016).

Schedule 13D/A

CUSIP No. 147154108	Page 12 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

Dated as of December 7, 2016

Green Equity Investors V, L.P.
By:	GEI Capital V, LLC, its General Partner

By:	/S/ ANDREW C. GOLDBERG
Name:	Andrew C. Goldberg
Title:	Vice President, General Counsel and Secretary

Green Equity Investors Side V, L.P.
By:	GEI Capital V, LLC, its General Partner

By:	/S/ ANDREW C. GOLDBERG
Name:	Andrew C. Goldberg
Title:	Vice President, General Counsel and Secretary

GEI Capital V, LLC

By:	/S/ ANDREW C. GOLDBERG
Name:	Andrew C. Goldberg
Title:	Vice President, General Counsel and Secretary

Green V Holdings, LLC

By:	/S/ ANDREW C. GOLDBERG
Name:	Andrew C. Goldberg
Title:	Vice President, General Counsel and Secretary

Leonard Green & Partners, L.P.
By:	LGP Management, Inc., its General Partner

By:	/S/ ANDREW C. GOLDBERG
Name:	Andrew C. Goldberg
Title:	Vice President, General Counsel and Secretary

Schedule 13D/A

CUSIP No. 147154108	Page 13 of 15 Pages

LGP Management, Inc.

By:	/S/ ANDREW C. GOLDBERG
Name:	Andrew C. Goldberg
Title:	Vice President, General Counsel and Secretary

Schedule 13D/A

CUSIP No. 147154108	Page 14 of 15 Pages

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

7.1	Joint Filing Agreement, dated February 7, 2011 (incorporated by reference to Exhibit 7.1 to Green Equity Investors V, L.P.’s Schedule 13D, filed with the Securities and Exchange Commission on February 7, 2011).

7.2	Securities Purchase Agreement, dated as of November 16, 2010 (incorporated by reference to Exhibit 10.3 to Cascade Bancorp’s Form 8-K, filed with the Securities and Exchange Commission on November 19, 2010).

7.3	Amendment No. 1 to the Securities Purchase Agreement, dated as of January 27, 2011, between the Issuer and LG C-Co (incorporated by reference to Exhibit 7.3 to Green Equity Investors V, L.P.’s Schedule 13D, filed with the Securities and Exchange Commission on February 7, 2011).

7.4	Assignment and Assumption Agreement, dated as of January 28, 2011, between LG C-Co, GEI V, and GEI Side V (incorporated by reference to Exhibit 7.4 to Green Equity Investors V, L.P.’s Schedule 13D, filed with the Securities and Exchange Commission on February 7, 2011).

7.5	Registration Rights Agreement, dated as of January 28, 2011, between the Issuer, the Investors, and the other parties thereto (incorporated by reference to Exhibit 10.3 to Cascade Bancorp’s Form 8-K, filed with the Securities and Exchange Commission on January 31, 2011).

7.6	Form of Indemnification Agreement between the Issuer and certain of its directors (incorporated by reference to Exhibit 10.1 to Cascade Bancorp’s Form 8-K, filed with the Securities and Exchange Commission on January 31, 2011).

7.7	Form of Indemnification Agreement between the Bank and certain of its directors (incorporated by reference to Exhibit 10.2 to Cascade Bancorp’s Form 8-K, filed with the Securities and Exchange Commission on January 31, 2011).

7.8	Power of Attorney, dated February 7, 2011 (incorporated by reference to Exhibit 7.8 to Green Equity Investors V, L.P.’s Schedule 13D, filed with the Securities and Exchange Commission on February 7, 2011).

7.9	Form of Company Voting Agreement, dated as of November 17, 2016 (incorporated by reference to Exhibit 10.1 to Cascade Bancorp’s Form 8-K, filed with the Securities and Exchange Commission on November 17, 2016).

Schedule 13D/A

CUSIP No. 147154108	Page 15 of 15 Pages

SCHEDULE 1

Directors and Executive Officers of LGPM

Name	Position with LGPM
John G. Danhakl	Executive Vice President and Managing Partner
Jonathan D. Sokoloff	Executive Vice President and Managing Partner
Cody L. Franklin	Chief Financial Officer and Assistant Secretary
Andrew C. Goldberg	Vice President, General Counsel and Secretary
Lance J.T. Schumacher	Vice President – Tax and Assistant Secretary